FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, January 13, 2015 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Via Varejo S.A. [BM&FBOVESPA: VVAR3 and VVAR11] announce their sales performance in the fourth quarter of 2014.

Net sales up 16.2% in the quarter and 13.3% in 2014.

 Organic growth in 2014 reaches 212 new stores, 84 more stores than 2013 openings.
In the quarter, 117 new stores were opened.

	Net Sales
(R$ million)	4Q14	4Q13	Δ	2014	2013	Δ
Consolidated (1)	19,665	16,926	16.2%	65,525	57,854	13.3%
Food Businesses	9,818	9,279	5.8%	34,741	31,811	9.2%
Multivarejo (2)	7,366	7,341	0.3%	26,415	25,538	3.4%
Assaí	2,452	1,938	26.5%	8,326	6,273	32.7%
Non-Food Businesses	9,868	7,649	29.0%	30,846	26,053	18.4%
Cnova (3)	3,464	1,415	144.8%	8,172	4,297	90.2%
Via Varejo (4)	6,403	6,233	2.7%	22,674	21,756	4.2%

Net 'Same-Store' Sales
	4Q14	2014
Consolidated (1)	4.3%	5.9%
Multivarejo + Assaí	1.0%	3.5%
Cnova (3)	21.6%	28.1%
Via Varejo (4)	1.5%	3.0%

(1) Excludes revenue from intercompany transactions; (2) Extra and Pão de Açúcar banners. Includes revenue from the leasing of commercial centers;  (3) Cnova: Cnova Brasil + Cdiscount Group. Includes revenue from commissions in the marketplace, not considering merchandise volume; (4) Includes revenue from intercompany transactions. Without considering the 32 store closures in 2Q14, in compliance with CADE, growth was 5.1% for the year of 2014.

Sales Performance - Consolidated

In 4Q14, consolidated net sales increased 16.2% to R$19.7 billion, driven by the combination of 117 new store openings in the quarter and same-store sales growth of 4.3%. GPA’s multi-format structure and multichannel initiatives, operating in different segments and presence in all regions, allows meeting with various customer profiles in their buying moments which has also contributed positively to the Company’s performance. Excluding the effects from the Cdiscount consolidation, net sales growth was 6.2% in 4Q14.

In the quarter, net sales in the Food Businesses advanced 5.8%. Meanwhile, the Non-Food Businesses, which comprises Via Varejo and Cnova, posted net sales growth of 29,0% (6.9%, excluding Cdiscount),supported by promotional campaigns, such as Black Friday, that benefitted all of the Group's banners. The performance in the quarter was affected by the strong comparison base in 4Q13, the Food Businesses and Non-Food Businesses of ‘Same-Store’ grew by 11.0% and 13.5%, respectively.

In 2014, net sales grew 13.3% to R$ 65.5 billion. The highlight was the strong organic growth in the period, with 212 new stores opened, of which 124 were inaugurated by GPA Food Businesses (Multivarejo + Assaí) and 88 by Via Varejo. With this volume of store opening, GPA recorded 84 more stores than the previous year.

Food Businesses (Multivarejo + Assaí)

✓ In 4Q14, net sales were up by 5.8% to R$9.8 billion. This sales performance was driven mainly by the opening of 57 new stores, with 42 convenience stores (31 Minimercado Extra and 11 Minuto Pão de Açúcar), 7 Pão de Açúcar, 3 Extra Super, 4 Assaí and 1 drugstore. On a same-store basis, net sales advanced by 1.0%.

✓ Multivarejo continued to invest in its price competitiveness and posted a slightly better performance compared to 3Q14, due to the slight recovery in sales volume and customer traffic at the Extra banner (hypermarkets and supermarkets) supported by successful promotional initiatives, such as Black Friday, as well as an improvement  in the food category sales. Due to higher promotional dynamics compared to the previous year, the price implemented have lagged inflation in the period. It is also worth mentioning that the 4Q13 represented a strong base of comparison, 11.0% growth. The performance of private-label brands continued to improve, with their contribution to total sales surpassing 11%.

✓ Assaí posted yet another quarter of strong net sales performance (26.5%), driven by solid same-store sales growth and the significant contribution from new store openings. In the quarter, 4 new stores were opened, 3 of which in the Northeast region of Brazil, ending the year with the total of 9 new stores. The banner already has 84 stores, of which 16 are located in the Northeast, a region of strategic importance to Assaí.

Via Varejo

✓ In 4Q14, net sales grew 4.4% to R$6.4 billion, excluding the effects of 32 store closures in 2Q14 to comply with Brazil’s antitrust authority (CADE). Including the store closures, net sales growth was 2.7%. On a same-store basis, net sales grew 1.5%.

✓ In 4Q14, 60 stores were opened, of which 31 Casas Bahia, 19 Ponto Frio and 10 Mobile stores, bringing the total number of new stores opened in the year to a record of 88 stores. The expansion focused on the Northeast region (24 stores), followed by the Midwest, with 13 untis.  Via Varejo ended 2014 with 1,037 stores.

✓ In the year, excluding the impact of (CADE), the growth in net sales was 5.1%;

✓ The smartphones and white line categories posted the strongest performances in the quarter, especially in November, due to Black Friday promotional initiatives;

✓ In the quarter, a new store format was launched: the Mobile store. This format is focused on selling mobile phones, tablets, accessories, services and post-paid plans of Brazil’s leading mobile carriers. Twenty points of sale were opened, of which 10 dedicated stores (stand-alone) and 10 built inside existing stores (store-in-store).

Cnova

✓ Net sales experienced an increase of 19.7% from M€ 917.7 to M€ 1,098.6 in 4Q14 vs to 4Q13;

✓ 28.6% growth at Cnova Brazil and 15.5% growth at Cdiscount;

✓ Marketplace as a of GMV increased from 13.2% to 21.5% in France and from 3.8% to 12.4% in Brazil in 4Q14 vs 4Q13;

✓ GMV grew 28.6% from M€ 1,144.4 to M€ 1,471.7 in 4Q14 vs 4Q13, demonstrating Cnova’s successful strategy to develop both its direct sales and marketplace businesses.

CNOVA	4Q13	4Q14	Growth
GMV(1) (€ millions)	1,144.4	1,471.7	+28.6%
Net Sales (€ millions)	917.7	1,098.6	+19.7%
Active clients(2) (millions)	11.0	13.6	+23.1%
Orders(3) (millions)	7.9	10.8	+38.0%
Number of items sold (millions)	15.1	20.8	+37.3%

✓ Active clients increased 23.1% from 11.0 million to 13.6 million in 4Q14 vs to 4Q13 and orders increased 38.0% from 7.9  million to 10.8 million in 4Q14 vs to 4Q13;

✓ Clients placing more repeat orders and buying more items, which is a positive commercial indicator.

CDISCOUNT	4Q13	4Q14	Growth
GMV (€ millions)	627.0	790.5	+26.1%
Net sales (€ millions)	463.5	535.2	+15.5%
Marketplace share (4) (%)	13.2%	21.5%	+836 bps
Mobile share (6) (%)	14.0%	21.6%	+753 bps
Mobile traffic share (%)	26.8%	39.9%	+1,309 bps

CNOVA BRAZIL	4Q13	4Q14	Growth
GMV (R$ millions)	1,577.3	2,153.9	+36.6%
GMV (€ millions)	517.4	681.2	+31.7%
Net sales (R$ millions)	1,386.0	1,782.4	+28.6%
Net sales (€ millions)	454.2	563.4	+24.1%
Marketplace share (5) (%)	3.8%	12.4%	+865 bps
Mobile share (6) (%)	4.4%	10.5%	+600 bps
Mobile traffic share (%)	13.8%	21.7%	+794 bps

✓ Cdiscount GMV increased 26.1% from M€ 627.0 to M€ 790.5, in 4Q14 vs to 4Q13 due to net sales growth of 15.5% and an 836 bps increase in marketplace as a share of GMV.

✓ Cnova Brazil GMV increased 36.6% from MBRL 1,577.3 to MBRL 2,153.9 in 4Q14 vs to 4Q13 due to  net sales growth of 28.6% and an 865 bps increase in marketplace as a share of GMV.

CNOVA	2013	2014	Growth
GMV (€ millions)	3,567.1	4,515.8	+26.6%
Net Sales (€ millions)	2,898.9	3,473.8	+19.8%

CDISCOUNT	2013	2014	Growth
GMV (€ millions)	1,901.5	2,311.8	+21.6%
Net sales (€ millions)	1,420.4	1,605.5	+13.0%

CNOVA BRAZIL	2013	2014	Growth
GMV (€ millions)	1,665.6	2,204.1	+32.3%
Net sales (€ millions)	1,478.5	1,868.3	+26.4%

(1) GMV : Gross Merchandise Volume (derived from our product sales, marketplaces business volumes and other revenues, after returns, including taxes); (2) Active clients at the end of December having purchased once in the year; (3) Total placed orders before cancellation due to fraud detection or customers not paying their order and after correction of orders placed in one period but not delivered until the following period; (4) Marketplace share on  www.cdiscount.com; (5) Marketplace share on www.extra.com.br. (6) Share of placed orders value from mobile devices excluding specialty websites.

Investor Relations Contacts

GPA Tel: (11) 3886-0421 Fax: (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel: (11) 4225-8668 Fax: (11) 4225-9596 ri@viavarejo.com.br www.viavarejo.com.br/ri	Cnova Tel: +33 1 53 70 55 90 investor@cnova.com www.cnova.com

The information herein is preliminary, unaudited and subject to review. The information was determined based on consolidated figures and denominated in Brazilian reais, in accordance with Brazilian Corporation Law. Change and growth variations are in comparison with the same period of the previous year, except where stated otherwise.

The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months and not closed for 7 or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it maintains a head office in the city and operations in 19 Brazilian states and the Federal District of Brasília. With a strategy of focusing its decisions on the customer and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and neighborhood store formats, as well as fuel stations and drugstores, under the Pão de Açúcar and Extra banners; Assaí, which operates in the self-service wholesale store segment; Via Varejo, with brick-and-mortar electronics and home appliance stores under the Casas Bahia and Pontofrio banners; GPA Malls, which is responsible for managing the real estate assets, expansion projects and new store openings, and the e-commerce segment Cnova, which comprises the operations of Cnova Brasil, Cdiscount in France and their international websites.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the beliefs, plans and expectations of Management regarding the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 13, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.